UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Longtop Financial Technologies Limited

(Name of Issuer)

Ordinary Shares, $.01 par value per share

(Title of Class of Securities)

54318P108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Goldin International Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

1,918,061 ordinary shares, of which 18,061 ordinary shares are represented by 18,061 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power

1,918,061 ordinary shares, of which 18,061 ordinary shares are represented by 18,061 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,061 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) CO

.

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Well Active International Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

2,642,985 ordinary shares, of which 130,478 ordinary shares are represented by 130,478 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,642,985 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) CO

(1) Well Active International Limited (“Well Active”) holds 2,642,985 ordinary shares of the Issuer, of which 130,478 ordinary shares are represented by 130,478 American depositary shares of the Issuer, for grant and transfer to certain employees of the Issuer as equity incentives and has no dispositive power with respect to such shares.

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bloomwell International Limited No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,582,985 ordinary shares (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,940,000 ordinary shares (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,582,985 ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.5%

12.	Type of Reporting Person (See Instructions) CO

(2) Bloomwell International Limited (“Bloomwell”) is the record owner of, and has sole voting and dispositive power with respect to, 3,940,000 ordinary shares of the Issuer.  In addition, Bloomwell has voting power with respect to Well Active, which is owned by Yingling Li, Zulian Zhang and Ni Chen as nominees of Bloomwell; and, therefore, Bloomwell may be deemed to beneficially own the 2,642,985 ordinary shares of the Issuer held by Well Active, of which 130,478 ordinary shares are represented by 130,478 American depositary shares of the Issuer.   Bloomwell is filing this Amendment with respect to the 6,582,985 ordinary shares held of record by or deemed to be beneficially owned by Bloomwell.  Also see footnote (1) for the statement that Well Active has no dispositive power with respect to the 2,642,985 ordinary shares (including ordinary shares represented by American depositary shares) of the Issuer held by Well Active.

CUSIP No. 54318P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaogong Jia No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong Special Administrative Region, the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

11,501,046 ordinary shares (3), of which 148,539 ordinary shares are represented by 148,539 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power

8,858,061 ordinary shares (3), of which 18,061 ordinary shares are represented by 18,061 American depositary shares of the Issuer.  (Each American depositary share represents one ordinary share.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,501,046 ordinary shares (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.2%

12.	Type of Reporting Person (See Instructions) IN

(3) Mr. Jia is filing this Amendment with respect to 11,501,046 ordinary shares of the Issuer of which he may be deemed to be the beneficial owner. Such ordinary shares include (i) 6,582,985 ordinary shares of the Issuer held by or which may be deemed to be beneficially owned by Bloomwell, (ii) 1,918,061 ordinary shares of the Issuer held by Goldin International Limited (“Goldin”) and (iii) 3,000,000 ordinary shares of the Issuer which are held of record by a nominee (the “Power Extra Nominee”) of Power Extra (PTC) Limited (“Power Extra”) and may be deemed to be beneficially owned by Power Extra.  Mr. Jia has voting and investment power with respect to Bloomwell.  Goldin is ultimately owned by a trust which may be deemed to beneficially own the 1,918,061 ordinary shares of the Issuer held by Goldin. Mr. Jia is a beneficiary of the trust. Mr. Jia may be deemed to beneficially own the interests in Goldin held by the trust and the ordinary shares of the Issuer held by Goldin.  Power Extra is the sole trustee of The Sunshine Trust. Power Extra has voting power with respect to any of the 3,000,000 shares held of record by the Power Extra Nominee that are transferred to beneficiaries of The Sunshine Trust until such shares are sold or otherwise disposed of by the beneficiaries, and has voting and dispositive power with respect to the rest of the 3,000,000 shares that have not been transferred to beneficiaries of The Sunshine Trust.  Power Extra is ultimately owned by a trust which may be deemed to beneficially own the 3,000,000 shares that may be deemed to be beneficially owned by Power Extra. Mr. Jia is a beneficiary of such trust. Mr. Jia may be deemed to beneficially own the interests in Power Extra held by such trust and the 3,000,000 shares that may be deemed to be beneficially owned by Power Extra.  See footnote (2) for a description of (i) 3,940,000 ordinary shares held of record by Bloomwell and (ii) 2,642,985 ordinary shares held by Well Active which may be deemed to be beneficially owned by Bloomwell.  Also see footnote (1) for the statement that Well Active has no dispositive power with respect to the 2,642,985 ordinary shares (including 130,478 ordinary shares represented by American depositary shares) of the Issuer held by Well Active.

This Amendment No. 3 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13G jointly filed by Goldin, Well Active, Bloomwell and Xiaogong Jia with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on February 12, 2009 and by Amendment No. 2 filed by the Reporting Persons with the SEC on February 11, 2010.

Item 1.
(a)	Name of Issuer: Longtop Financial Technologies Limited
(b)	Address of Issuer’s Principal Executive Offices: Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong

Item 2.
(a)

Name of Person Filing:

Goldin International Limited, Well Active International Limited, Bloomwell International Limited and Xiaogong Jia.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence:

Goldin International Limited

OMC Chambers

P.O. Box 3152

Road Town, Tortola

British Virgin Islands

Well Active International Limited

Romasco Place

P.O. Box 3140

Road Town, Tortola

British Virgin Islands

Bloomwell International Limited

OMC Chambers

P.O. Box 3152

Road Town, Tortola

British Virgin Islands

Xiaogong Jia

Level 19 Two International Finance Centre

8 Finance Street, Central,

Hong Kong

(c)

Citizenship:

Each of Goldin International Limited, Well Active International Limited and Bloomwell International Limited is a corporation organized under the laws of the British Virgin Islands.

Xiaogong Jia is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. Mr. Jia is also referred to as Hiu Kung Ka, which is a transliteration of the Cantonese version of his name.

	(d)	Title of Class of Securities: Ordinary Shares, $.01 par value per share
	(e)	CUSIP Number: 54318P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Goldin is the record owner of 1,918,061 ordinary shares, of which 18,061 ordinary shares are represented by 18,061 American depositary shares of the Issuer.  Each American depositary share of the Issuer represents one ordinary share of the Issuer.

Well Active is the record owner of 2,642,985 ordinary shares, of which 130,478 ordinary shares are represented by 130,478 American depositary shares of the Issuer.

Bloomwell is the record owner of 3,940,000 ordinary shares.  In addition, Bloomwell, through its nominees, has voting power over Well Active and may be deemed to beneficially own the 2,642,985 ordinary shares (including ordinary shares represented by American depositary shares) held by Well Active.

Xiaogong Jia has investment and voting power with respect to Bloomwell.  Goldin is ultimately owned by a trust which may be deemed to beneficially own the 1,918,061 ordinary shares of the Issuer held by Goldin. Mr. Jia is a beneficiary of the trust.  Mr. Jia may be deemed to beneficially own the interests in Goldin held by the trust and the ordinary shares of the Issuer held by Goldin.  Power Extra is deemed to beneficially own the 3,000,000 ordinary shares of the Issuer that are held of record by the Power Extra Nominee; Power Extra has voting power with respect to any of such 3,000,000 shares held of record by the Power Extra Nominee that are transferred to beneficiaries of The Sunshine Trust (of which Power Extra is the sole trustee) until such shares are sold or otherwise disposed of by the beneficiaries, and has voting and dispositive power with respect to the rest of such 3,000,000 shares that have not been transferred to beneficiaries of The Sunshine Trust. Power Extra is ultimately owned by a trust which may be deemed to beneficially own such 3,000,000 ordinary shares that may be deemed to be beneficially owned by Power Extra. Mr. Jia is a beneficiary of such trust.  Mr. Jia may be deemed to beneficially own the interests in Power Extra held by the trust and the 3,000,000 ordinary shares that may be deemed to be beneficially owned by Power Extra.   Accordingly, Mr. Jia may be deemed to beneficially own 11,501,046 ordinary shares of the Issuer, which include (i) the 6,582,985 ordinary shares held by or which may be deemed to be beneficially owned by Bloomwell, including (A) 3,940,000 ordinary shares held of record by Bloomwell, and (B) 2,642,985 ordinary shares (including ordinary shares represented by American depositary shares) held by Well Active which may be deemed to be beneficially owned by Bloomwell, (ii) 1,918,061 ordinary shares held by Goldin, of which 18,061 ordinary shares are represented by 18,061 American depositary shares, and (iii) 3,000,000 ordinary shares that may be deemed to be beneficially owned by Power Extra.

(b)

Percent of class:

Goldin International Limited: 3.4%

Well Active International Limited:  4.6%.

Bloomwell International Limited: 11.5%

Xiaogong Jia: 20.2%

The foregoing percentages are calculated based on 57,073,036 ordinary shares of the Issuer issued and outstanding as of December 31, 2010, pursuant to Rule 13d-3(d)(1).

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

1,918,061 ordinary shares for Goldin International Limited

2,642,985 ordinary shares for Well Active International Limited

6,582,985 ordinary shares for Bloomwell International Limited

11,501,046 ordinary shares for Xiaogong Jia.

(ii) Shared power to vote or to direct the vote 0 shares for each Reporting Person.
(iii)

Sole power to dispose or to direct the disposition of

1,918,061 ordinary shares for Goldin International Limited

0 shares for Well Active International Limited

3,940,000 ordinary shares for Bloomwell International Limited

8,858,061 ordinary shares for Xiaogong Jia.

(iv) Shared power to dispose or to direct the disposition of 0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date      January 31, 2011

Goldin International Limited

By:	/s/ Xiaogong Jia
Name: Xiaogong Jia
Title: Director

Well Active International Limited

By:	/s/ Zulian Zhang
Name: Zulian Zhang
Title: Nominee

By:	/s/ Yingling Li
Name: Yingling Li
Title: Nominee

By:	/s/ Ni Chen
Name: Ni Chen
Title: Nominee

Bloomwell International Limited

By:	/s/Xiaogong Jia
Name: Xiaogong Jia
Title: Chairman

/s/Xiaogong Jia
Xiaogong Jia